SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IKON OFFICE SOLUTIONS, INC.

(Name of Subject Company (Issuer))

IKON OFFICE SOLUTIONS, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Of No Par Value Per Share

(Title of Class of Securities)

451713101

(CUSIP Number of Class of Securities)

Mark A. Hershey, Esq.

Senior Vice President, General Counsel and Secretary

IKON Office Solutions, Inc.

70 Valley Stream Parkway

Malvern, Pennsylvania 19355

(610) 408-7427

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to:

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$295,000,000	$9,056.50

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the purchase of 19,666,666 shares of common stock at the maximum tender offer price of $15.00.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $30.70 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by IKON Office Solutions, Inc., an Ohio corporation (the “Company”), to purchase for cash up to $295,000,000 in value of shares of its common stock, no par value per share (“common stock”), at a price not greater than $15.00 per share nor less than $13.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1) (B). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO.

Item 12. Exhibits

(a)(1)(A)*	Offer to Purchase, dated November 21, 2007.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2007.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2007.

(a)(1)(F)*	Letter to participants in Retirement Savings Plan, dated November 21, 2007.

(a)(1)(G)*	Election form provided to participants in Retirement Savings Plan.

(a)(1)(H)*	Withdrawal form provided to participants in Retirement Savings Plan.

(a)(1)(I)*	Letter to participants in Canada Pension Savings Plan

(a)(1)(J)*	Election form provided to participants in Canada Pension Savings Plan

(a)(1)(K)*	Withdrawal form provided to participants in Canada Pension Savings Plan

(a)(1)(L)*	Instructions and option election form for tender through conditional exercise of options.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)*	Summary Advertisement dated November 21, 2007.

(a)(5)(B)*	Communication to Employees, issued November 21, 2007.

(a)(5)(C)	Amendment No. 1 to Confidentiality Agreement, dated November 20, 2007, among the Company and Steel Partners II, L.P. filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on November 21, 2007 and incorporated herein by reference.

(b)	Commitment Letter, dated November 20, 2007, among the Company Wachovia Investment Holdings, LLC, and Wachovia Capital Markets, LLC, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on November 21, 2007 and incorporated herein by reference.

(c)	Not Applicable.

(d)(1)	2006 Omnibus Equity Compensation Plan, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on February 27, 2006 and incorporated herein by reference.

(d)(2)	IKON Office Solutions, Inc. 1995 Stock Option Plan, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 001-5964, for the fiscal quarter ended March 31, 1996, filed on May 14, 2006 and incorporated herein by reference.

(d)(3)	Amendment to IKON Office Solutions, Inc. 1995 Stock Option Plan, filed as Exhibit 10.23 to the Company’s Annual Report on Form 10-K, File No. 001-5964, for the fiscal year ended 1998, filed on December 23, 1998 and incorporated herein by reference.

(d)(4)	IKON Office Solutions, Inc. Non-Employee Directors’ Stock Option Plan, filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K, File No. 001-5964, for the fiscal year ended 1997, filed on December 24, 1997 and incorporated herein by reference.

(d)(5)	IKON Office Solutions, Inc. Amended and Restated Long Term Incentive Compensation Plan, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 001-5964, for the fiscal quarter ended March 31, 1996, filed on May 14, 1996 and incorporated herein by reference.

(d)(6)	Amendment Number 1 to IKON Office Solutions, Inc. Amended and Restated Long Term Incentive Compensation Plan, filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K, for the fiscal year ended 1998, File No. 001-5964, filed on December 23, 1998 and incorporated herein by reference.

(d)(7)	Amended and Restated IKON Office Solutions, Inc. Executive Deferred Compensation Plan, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, File No. 001-5964, filed on February 22, 2006 and incorporated herein by reference.

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Filed herewith.

Item 13. Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKON OFFICE SOLUTIONS, INC.

By:	/s/ MARK A. HERSHEY
Name: Mark A. Hershey Title: Senior Vice President, General Counsel and Secretary

Dated: November 21, 2007